

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Steve Howden
Chief Financial Officer
IHS Holding Ltd.
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom

      Re: IHS Holding Ltd.
          Form 20-F for Fiscal Year Ended December 31, 2022
          Filed on March 28, 2023
          File No. 001-40876

Dear Steve Howden:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing